Via Edgar

February 3, 2009

Mr. John Reynolds

Assistant Director

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C.  20549

Re:	Cherokee Inc.
Form 10-K for fiscal year ended February 2, 2008
Filed April 17, 2008
File No. 000-18640

Dear Mr. Reynolds:

This letter is being filed by Cherokee Inc. (“Cherokee”) in response to the comments received from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by the follow-up letter dated January 8, 2009, in response to our comments to the Staff’s initial letter to Cherokee dated December 9, 2008 (together, the “Comment Letter”) regarding Cherokee’s above-referenced periodic report as well as Cherokee’s Schedule 14A, filed on May 12, 2008.

The numbering of the paragraphs below corresponds to the numbering of the Comment Letter, the text of which is incorporated into this response letter for your convenience.

Form 10-K, Filed on April 17, 2008

Notes to Consolidated Financial Statements, page 36

Summary of Significant Accounting Policies

1.  We note your response to comment one in our letter dated December 9, 2008.  We are not persuaded that your revenue recognition policy is appropriate in recognizing higher royalty revenues at the beginning of a fiscal year while your contractual agreement has royalty rate reductions that will apply as retail sales thresholds are met during the fiscal year.  Please tell us your consideration of the fixed or determinable sales price criteria discussed in SAB Topic 13.A.1.  Your royalty revenues are dependent not only on retail sales in a particular quarter but also the cumulative level of retail sales in the same fiscal year, thus the price is not fixed.  Therefore, it appears that it may be more appropriate to recognize revenue using an estimated average annual royalty rate based upon historical evidence if such an amount can be reasonably determined.  If you are unable to reliably estimate the royalty rate, the related revenue is not considered determinable and only the minimum royalty should be recognized until an estimate can be determined.  Please advise.

ANSWER:

Recognizing Revenues from Volume-Dependent Royalties

Cherokee believes that its policy of recognizing royalty revenues is in accordance with GAAP and that the policy results in interim earnings that accurately present Cherokee’s true financial performance in a manner that is both understandable and informative to users of the financial statements. For the reasons described below, Cherokee believes that it would not be appropriate to recognize revenues using an estimated average annual royalty rate based upon historical evidence.

Accounting Considerations

Cherokee’s licensing contracts with its main licensees (Target and Tesco, two of the larger retailers in the world) are similar in nature and apply quantity discounts with increasingly higher discount rates to the incremental volume of sales according to predetermined thresholds. The economic rationale for such volume-dependent discounts (and their flip side – volume-dependent royalties) is to provide an incentive to its licensees (retailers) to increase their retail sales of Cherokee branded products, recognizing the economies of scale generated by dealing with large-volume licensees. Specifically, the marginal cost relating to various activities incurred by the licensee such as customer handling, advertising, distribution, and marketing declines with volume.  Cherokee-branded apparel and related products face a seasonal demand, and the royalty structure is designed to provide added incentives to its licensees to source, manufacture and sell its merchandise towards the peak holiday season, which occurs late in Cherokee’s fiscal year.  As a consequence, Cherokee’s licensees achieve greater overall profitability due to the reduced royalty rate on greater incremental volumes achieved during the latter part of each fiscal year.

The Comment Letter suggests that the Company consider recognizing revenues based on an average royalty rate for the year to determine revenues in each of the interim periods. The Comment Letter cites EITF 01-09 and SEC Staff Accounting Bulletin (SAB) 104, Revenue Recognition, as codified in SAB Topic 13, as references.

We do not believe EITF 01-09 directly applies to the accounting for royalties by Cherokee since it deals with cost recognition rather than revenue recognition. Cherokee notes that EITF 01-09 is silent on revenue recognition aspects and that there is no suggestion that its conclusions regarding costs apply equally to revenue recognition.  Cherokee further notes that the analogy between the EITF’s conclusions regarding volume-based costs and the preferred policy for recognizing volume-based royalty revenues is not straightforward.

The example of volume-based costs given in EITF 01-09 and by reference in EITF 00-22 are of a vendor’s incentive arrangement where the rebate/discount applicable to the current period’s selling price is contingent upon some future events (such as the customer reaching a certain volume or remaining a customer of the vendor for some future period). Both EITF 00-22 and EITF 01-09 (see paragraphs 31 and 32)1 refer to rebates or discounts whose amounts are not “locked in” in any interim period because they depend on the total volume of the customer’s purchases over the remainder of the year, which is unknown during the year (hence the need to establish an estimated obligation).

1 Also see the reference to discounts in APB Opinion No. 28, paragraph 16.b.

The royalty arrangement that Cherokee has with its licensees is of a different nature. There is nothing uncertain or contingent about the royalties applicable to each interim period. The royalties for each interim period are locked in and entirely independent of the annual amount of sales subject to royalties. That is, the net selling price is “fixed and determinable” (as defined in SAB Topic 13) for the actual volume of transactions recorded in any given interim period.

Cherokee believes that a better analogy could be made between the recognition policy of volume-dependent royalties and volume-dependent rental revenues earned by a lessor. The latter recognition issue is addressed in section 4 of Topic 13 (“Fixed or Determinable Price”), subsection C (“Contingent Rent Revenues”) where the Staff responds to the following question which relates to a lease agreement that calls for additional lease payments when the lessee’s revenues exceed $25 million a year as follows:

Question: In the Staff’s view, should the lessor recognize any rental income attributable to the one percent of the lessee’s net sales exceeding $25 million before the lessee actually achieves the $25 million net sales threshold?

The response by the Staff is:

Interpretive Response: No. The Staff believes that contingent rental income “accrues” (i.e., it should be recognized as revenue) when the changes in the factor(s) on which the contingent lease payments is (are) based actually occur.

This interpretive response suggesting that the determination of interim revenues should not be contingent upon some future event appears to describe the situation most applicable to the case of Cherokee’s royalty revenues.

The Quality and Informativeness of Interim Reports

If Cherokee were to implement the revenue recognition policy suggested by the Staff, the effect on interim period reported results would “smooth” the royalty rate by estimating an annual average rate. This treatment, however, would suffer from a number of accounting and disclosure deficiencies as enumerated below.

First, “royalty smoothing” would require that an estimate of the annual retail sales of Cherokee-branded products by each of its largest licensees be made.  In the case of Tesco, this would include six different countries (UK, Ireland, the Czech Republic, Slovakia, Poland and Hungary).  Predicting the annual sales expected to be achieved by an individual licensee would require the forecasting of both the total volume of retail sales of apparel (and often other product categories as well) of that licensee over the year (a difficult task in itself) and Cherokee’s share of that volume. As disclosed in Cherokee’s quarterly and annual reports, Cherokee has no control over the marketing or sales efforts of its licensees, and while Cherokee could still conceivably make an estimate at the beginning of the year of its expected retail sales for each licensee and the resulting total royalties, Cherokee does not receive sufficient information from its licensees to allow it to make what it believes would be a reliable forward-looking estimate with a high degree of accuracy.  Also, as the retail industry is often subject to a high degree of volatility (even from quarter to quarter) as a result of market conditions, fashion trends, consumer spending, and also certain brand-specific factors such as inventory levels, number of product categories currently utilized, etc., relying on historical information to make such estimates would not be particularly reliable either.  In addition, the continuous estimation process that would have to be performed throughout the year would subject the interim reports to a great deal of measurement error. As a result, the quality of Cherokee’s reporting, were it to be based on this procedure, would diminish. The income in the early quarters would be based upon a very uncertain estimate by Cherokee of the total sales by each individual licensee. The income of later quarters, while benefiting from a greater degree of certainty regarding the annual sales volume, would be distorted by charges or credits resulting from the continuous changes to estimates made in the previous quarters.

The suggested remedy to cope with the estimation uncertainty offered by the Staff whereby Cherokee would recognize in its interim reports “only the minimum royalty until an estimate can be determined” would lead to the same or an even greater level of distortion. This is because the profitability of the early quarters of the year would be artificially suppressed because of the attribution to these quarters of the lowest, most conservative estimate of the applicable portion of the minimum royalty. The profitability in the later quarters in the year would be artificially elevated since the earnings in these quarters would increase with the resolution of uncertainty regarding the annual retail sales of Cherokee-branded products by Cherokee’s licensees and the substitution of the initial conservative minimum royalty estimate with higher, more reliable, estimates.

Second, “royalty smoothing” would impair the proper matching of revenues and costs since it ignores the fact that the higher royalty revenues achieved in its first and second quarters of each fiscal year also corresponds to certain higher operating costs incurred by Cherokee as a result of such higher royalties. Cherokee’s current policy of recognizing royalty revenue based on actual royalties in each interim period leads to recording revenues that are commensurate with the related costs and thus provides a better matching of revenues and expenses and a more representative income number.

Third, smoothing of the royalty income ignores the business model represented by the declining scale of royalties and conceals the true outcome of business decisions made by Cherokee. This royalty structure was designed with the purpose of giving more incentives to Cherokee’s licensees (retailers) to increase their annual retail sales of Cherokee-branded products and to make special marketing efforts in selling Cherokee-branded merchandise during the later part of the fiscal year which coincides with the holiday period, the peak season for the garment industry. As shown in the table in Appendix A, there is a strong and persistent seasonal pattern to the retail sales of Cherokee-branded products by its licensees, with the third and, in particular, the fourth quarter showing a significantly higher share of sales than the first two quarters (see column [3] and Figure 1). Note that this pattern was broken only in recent quarters as a result of the economic recession, which depressed the sales in the last two quarters of fiscal year 2008. As shown in the fourth column of the table, the volume of sales in the last quarter of the fiscal year has been, on average over fiscal years 2005 through 2008, over 22% larger than that of the first quarter. Cherokee knowingly sacrifices the royalty rate later in the year based on the expectation that this sacrifice will be offset by a higher volume.  The success of this price versus volume tradeoff by Cherokee should be reflected in the reported results of the interim periods. If Cherokee’s business decision turns out to be correct, the favorable volume effect may more than offset the unfavorable price (royalty rate) effect and the last quarter of the year would show a higher total royalty revenue than one or more of the earlier quarters, even though the royalty rate applicable to the fourth quarter’s retail sales is lower.2  In support of this assertion, consider that historically, Cherokee’s fourth quarter royalty revenues have exceeded those of its third quarter, due to the greater retail sales volumes achieved by its licensees in the fourth quarter. Smoothing the royalty rate over the year would artificially inflate the profits of the later quarters because these quarters would show the high volume created in part with the help of the lower royalties but would not reflect the true cost of achieving this high volume – the reduced royalty rates. As a result, the smoothing of royalty income would blur the true performance of Cherokee in individual interim periods and bias the true performance of the different quarters.  In addition, Cherokee has included the following specific disclosure in its quarterly reports on Form10-Q regarding its revenue recognition policy and royalty rate reductions in its licensing agreements for the past several years:

Revenues from royalty and finders agreements are recognized when earned by applying contractual royalty rates to quarterly point of sale data received from our licensees.  Our royalty recognition policy provides for recognition of royalties in the quarter earned, although a large portion of such royalty payments are actually received during the month following the end of a quarter.  Revenues are not recognized unless collectability is reasonably assured.  Certain of our royalty agreements are structured to provide royalty rate reductions once certain cumulative levels of sales are achieved by our licensees.  The royalty rate reductions do not apply retroactively to sales since the beginning of the year.  Revenue is recognized by applying the reduced contractual royalty rates prospectively to point of sale data as required sales thresholds are exceeded.

And in Cherokee’s annual report on Form 10-K, the disclosure includes:

As a result, our royalty revenues as a percentage of our licensees’ retail sales of branded products are highest at the beginning of each fiscal year and decrease throughout each fiscal year as licensees reach certain retail sales thresholds contained in their respective license agreements.  Therefore, the amount of royalty revenue received by us in any quarter is dependent not only on retail sales of branded products in such quarter, but also on the cumulative level of retail sales, and the resulting attainment of royalty rated reductions in any preceding quarters in the same fiscal year.  The size of the royalty rate reductions and the level of retail sales at which they are achieved vary in each licensing agreement.

And in Cherokee’s 10-K and quarterly 10-Q reports, the disclosure regarding this “Seasonality” is:

Given our contractual royalty rate reductions with our licensees, as certain sales volume thresholds are achieved by our licensees in any given fiscal year, historically our first

2 An alternative royalty scale where the royalties vary by quarter rather than volume starting with a high rate in the first quarter and ending with a low rate in the last quarter would be counterproductive since customers would likely respond by deferring orders to later quarters without increasing their total demand.

quarter has been our largest quarter; our second quarter has been our next largest quarter, and our third and fourth quarters have been our smallest quarters.

It should also be noted that Cherokee’s annual reporting of royalties in its form 10-K is certain and precise pertaining to this issue, as the contract years for Target and Tesco align with Cherokee’s fiscal year (known as a “retailer fiscal year end”).  In fact, the annual audited financial results, including revenue reported, in Cherokee’s form 10-K would be the same under either method (Cherokee’s current method or using an estimated average annual royalty rate methodology and applying it for each interim period throughout the year and continually changing its estimates as the year progressed), but using the latter method would result in much less accuracy in the interim 10-Q reports. In addition, the royalty revenues recognized and reported by Cherokee for its interim reports using its historical revenue recognition methodology also correlate accurately with the actual royalties earned and received in each interim period, pursuant to each licensing contract with such royalty rate thresholds.

Finally, the fact that Cherokee’s accounting results in differential rates of royalties in different quarters (with higher average royalty rates in early quarters and lower average royalty rates in later quarters) renders the financial statements more informative to investors. Because of the highly seasonal nature of the business, investors and financial analysts rely less on quarter-to-quarter comparisons and more on quarter-to-same-quarter-last-year comparisons when assessing the performance of Cherokee. As is evident from Cherokee’s own MD&A, as well as analysts’ reports, the prevailing comparison of each interim period’s result is between the interim period and the same interim period in the previous fiscal year.  The pattern of declining royalty rates over the quarters repeats itself each year and enhances the meaningfulness of the quarter-to-same-quarter comparisons that investors and analysts make. As shown in Appendix A, the differences in the sales levels between the same quarters across fiscal years (shown in column [5]) are in almost all quarters (nine out of twelve) smaller than the differences from one quarter to the next (shown in column [3]). Even for the three quarters where the difference in sales based on the preceding quarter is smaller than the difference based on the same quarter in the preceding fiscal year, the extent of this difference is very slight.

Summary

Cherokee believes that its revenue recognition policy is both consistent with GAAP and representative of the true quarterly performance of Cherokee.  If Cherokee were to recognize revenue in its interim reports based on an estimated annual royalty rate, the reported results would provide an unreliable and distorted portrayal of Cherokee’s performance and result in earnings numbers that are less useful to investors.

In addition, and per your request, Cherokee hereby acknowledges that:

•                  Cherokee is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  Cherokee may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Any comments or questions should be directed to Russell J. Riopelle, CFO, at (818) 908-9868 ext 325 or by fax at (818) 908-9191.

Thank you for your assistance in this matter.

Sincerely,

Cherokee Inc.

/s/ Robert Margolis	/s/ Russell J. Riopelle
Robert Margolis	Russell J. Riopelle
Chief Executive Officer	Chief Financial Officer

cc:	Cherokee’s Audit Committee (Mr. Jess Ravich, Mr. Keith Hull, Mr. Dave Mullen)
Scott Stanton, Morrison & Foerster LLP
Martin Hughes, Moss Adams LLP

APPENDIX A

Cherokee’s Combined Sales to its Two Primary Customers

(Target Corp. and Tesco) by Quarter and Differences across Quarters

		Difference in Sales:
[1] Fiscal Quarter and Fiscal Yearend	[2] Percentage of Annual Retail Sales	[3] from the Preceding Quarter (percentage points)	[4] in the 4th Quarter and those in the 1st Quarter (as a%)	[5] from the Same Quarter in the Prior Fiscal Year (percentage points)

Total for FYE Jan 29, 2005:
1st Qtr Ended May 1, 2004	22.2%
2nd Qtr Ended July 31, 2004	24.0%	1.80%
3rd Qtr Ended Oct 30, 2004	25.2%	1.20%
4th Qtr Ended Jan 29, 2005	28.7%	3.50%	+29.28%[a]

Total for FYE Jan 28, 2006:
1st Qtr Ended April 30, 2005	22.4%	-6.30%		0.20%
2nd Qtr Ended July 30, 2005	24.6%	2.20%		0.60%
3rd Qtr Ended Oct 29, 2005	24.4%	-0.20%		-0.80%
4th Qtr Ended Jan 28, 2006	28.6%	4.20%	+27.68%	-0.10%

Total for FYE Feb 3, 2007:
1st Qtr Ended April 29, 2006	22.9%	-5.70%		0.50%
2nd Qtr Ended July 29, 2006	25.7%	2.80%		1.10%
3rd Qtr Ended Oct 28, 2006	25.1%	-0.60%		0.70%
4th Qtr Ended Feb 3, 2007	26.3%	1.20%	+14.85%	-2.30%

Total for FYE Feb 2, 2008:
1st Qtr Ended May 5, 2007	22.3%	-4.00%		-0.60%
2nd Qtr Ended Aug 4, 2007	25.0%	2.70%		-0.70%
3rd Qtr Ended Oct 31, 2007	26.0%	1.00%		0.90%
4th Qtr Ended Feb 2, 2008	26.6%	0.60%	+19.28%	0.30%

Average over All Four Fiscal Years (2005-2008)
1st Qtr	22.5%	-5.33%		0.03%
2nd Qtr	24.8%	2.38%		0.33%
3rd Qtr	25.2%	0.35%		0.27%
4th Qtr	27.5%	2.38%	+22.77%	-0.70%

a Calculated as (28.70%  / 22.20%) -1.0.

Figure 1

Seasonality in the Retail Sales of Cherokee-Branded Products by Target and Tesco

(its Two Primary Licensees)

(based on data in Appendix A)